VIA EDGAR

December 10, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re.	Jackson Hewitt Tax Service Inc.
Form 10-K/A for Fiscal Year Ended April 30, 2010
Filed August 12, 2010

Form 10-Q for the Fiscal Quarter Ended July 31, 2010
File No. 1-32215

Dear Mr. Spirgel:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated November 16, 2010 relating to the above referenced filings of Jackson Hewitt Tax Service Inc. (the “Company”). For the convenience of the Staff, we have restated each of the Staff’s comments followed by our response.

Form 10-K for Fiscal Year Ended April 30, 2010

Item 1A. Risk Factors, page 11

Federal and state legislators and regulators have increasingly taken an active role in regulation financial products such as RALs…, page 11

1.	Disclose the stated reasons why legislators, regulators and consumer groups have challenged RAL practices (i.e. high interest rates and excessive fees) and assess the viability of these lending practices in the future based upon the public interest challenges.

Response:

In Item 1A of our Quarterly Report on Form 10-Q for the period ended October 31, 2010 we included a revised risk factor, as noted below, providing the requested disclosures regarding the reasons why refund anticipation loan (“RAL”) practices have been challenged by consumers, legislators and regulators and the anticipated impact of these challenges on future RAL lending practices.

Federal and state legislators and regulators have increasingly taken an active role in regulating financial products such as RALs, and the continuation of this trend could impede or prevent our ability to facilitate these financial products and reduce demand for our services and harm our business or otherwise impact the revenue we earn under our agreements with financial product providers.

From time to time, government officials at the federal and state levels introduce and enact legislation and regulations proposing to regulate or prevent the facilitation of RALs and other financial products. Certain of the proposed legislation and regulations could, if adopted, increase costs or decrease revenues to us, our franchisees and the financial institutions that provide our financial products, or could negatively impact or eliminate the ability of financial institutions to provide RALs and other financial products through tax return preparation offices, which could have a material adverse effect on our business, financial condition and results of operations. Legislators and regulators as well as consumer groups have expressed concerns about RALs and have challenged the practices of the financial institutions that offer these financial products to consumers, as well as the practices of tax preparers that make the products available. Stated concerns include: (i) perceived high costs of RALs, including high annual interest percentage rates, and (ii) claims that RALs result in increased debt when the refund is not delivered by the Internal Revenue Service (“IRS”).

The financial institutions that provide financial products such as RALs to our customers are subject to significant regulation and oversight by federal and state regulators, including banking regulators and several providers have exited the market. As an example on December 18, 2009, SBBT/PCB, received a directive from the Office of the Comptroller of the Currency (“OCC”) that it may not originate, purchase or hold RALs during the 2010 tax season. In addition, Republic has publicly reported that its regulator is interested in discussing the future viability of its RAL business.

Due to the specialized nature of RALs and other financial products, historically, relatively few financial institutions have offered them. In the 2010 tax season, there were approximately five financial institutions that provided RALs in the marketplace. Certain of these institutions have announced that they have decided not to make these financial products available for the 2011 tax season, or that they have been prevented from offering these products by their regulators. Although we do not know all of the considerations that led these RAL lenders to exit the marketplace, we believe that the concerns about RALs expressed by legislators, regulators and consumer groups as described above were a significant contributing factor. Continued or increased regulatory oversight of the financial institutions that provide RALs could result in additional providers of RALs exiting the market or otherwise limit new entrants into the market, making it increasingly more difficult for us to find suitable partners to provide RALs for our entire system on terms acceptable to us or it may otherwise impact the economics we receive from financial institutions, which could cause our revenues or profitability to decline.

On August 5, 2010, the Internal Revenue Service (“IRS”) announced that, starting with the upcoming 2011 tax filing season, it will no longer provide tax preparers or RAL providers with the debt indicator (“DI”), which is used by financial institutions to determine whether to extend credit to a tax payer in connection with the facilitation of a RAL. In eliminating the DI, the IRS will no longer disclose to financial institutions or tax preparers if a taxpayer owes the federal government any money that will be deducted from the tax payer’s expected income tax refund. This action will cause the financial institutions that provide RALs to (i) modify their credit underwriting criteria, (ii) change their financial product pricing and (iii) adjust their approval rates to account for anticipated higher loan losses, which may unfavorably impact the availability or funding of RAL product to us for the upcoming tax season. As a result of this action, we expect to receive lower financial product fees revenue in the 2011 tax season and going forward.

In addition, the OCC has issued more stringent compliance guidelines for federally chartered banks to follow in connection with their origination of RALs. It is not yet known if additional guidelines or rules will be adopted or how these current guidelines will impact the provision of RALs for the 2011 tax season. Furthermore, the financial regulatory reform bill recently enacted by Congress could also impact how RALs are provided in the marketplace. Our continued inability to arrange for a RAL program for our entire system or an adverse change in the revenue we derive from our agreements with financial product providers will have a material adverse effect on our business, financial condition and results of operations. In addition, if the RAL product is unavailable in the marketplace or unavailable across the Company’s entire network but available to the customers of our competitors, it would have a material adverse effect on our business, financial condition and results of operations.

Many states have statutes regulating, through licensing and other requirements, the activities of brokering loans and providing credit repair services to consumers as well as payday loan laws and local usury laws. Certain state regulators are interpreting these laws in a manner that could adversely affect the manner in which RALs and other financial products are facilitated, or permitted, or result in fines or penalties to us or our franchisees. Some states are introducing and enacting legislation that would seek to directly apply such laws to RAL facilitators. Additional states may interpret these laws in a manner that is adverse to how we currently conduct our business or how we have conducted our business in the past and we may be required to change business practices or otherwise comply with these statutes or it could result in fines or penalties or other payments related to past conduct.

We from time to time receive inquiries from various state regulatory agencies regarding the facilitation of RALs and other financial products. We have in certain states paid fines, penalties and other payments, as well as agreed to injunctive relief, to resolve these matters. In addition, consumer advocacy groups have increasingly called for a legislative and regulatory response to the perceived inequity of these types of financial products. Increased regulatory activity in this area could have a material adverse effect on our business, financial condition and results of operations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies, page 53

Goodwill, page 53

2.	We note that goodwill represents 46% or more of your assets as of July 31, 2010. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test,

•	The description of the key assumptions used in accordance with the methodology used to determine fair value,

•	The description of the methodology used to determine fair value,

•	The description of how the key assumptions were determined, and

•	A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Response:

We acknowledge the Staff’s comment and, while we believe that our former disclosures contained substantive information regarding our impairment testing policy, we further expanded this disclosure in our Quarterly Report on Form 10-Q for the period ended October 31, 2010 in connection with a triggering event for purposes of Accounting Standards Codification (“ASC”) Topic 350, “Intangibles – Goodwill and Other,” that occurred during this period as noted below.

Goodwill Impairment Testing

Goodwill is the excess of the purchase price over the fair value assigned to the net assets acquired in a business combination. Goodwill is not amortized, but instead is subject to periodic testing for impairment. The Company assesses goodwill for impairment by comparing the carrying values of its reporting units to their estimated fair values. Goodwill of a reporting unit is tested for impairment on an annual basis or between annual tests if events occur or circumstances change indicating that the fair value of a reporting unit may be below its carrying amount. Goodwill impairment is determined using a two-step approach in accordance with ASC Topic 350 “Intangibles—Goodwill and Other.”

The IRS recently announced that, starting with the upcoming 2011 tax season, it will no longer provide tax preparers or RAL providers with the debt indicator, which is used by financial institutions to determine whether to extend credit to a tax payer in connection with the facilitation of a RAL (see Note 11 – “Internal Revenue Service Announcement”). This action has unfavorably impacted the availability and funding of RAL product to the Company for the upcoming tax season and, in the second quarter of fiscal 2011, the Company concluded that a goodwill impairment triggering event had occurred for purposes of ASC Topic 350. Accordingly, the Company tested the carrying values of goodwill for both of its Franchise Operations and Company-owned Office Operations reporting units as of October 31, 2010. For purposes of the step one analyses, determination of the reporting units’ fair value was based on the income approach, which estimates the fair value of the Company’s reporting units based on discounted future cash flows. Based on completion of step one, the Company determined that the fair values of the reporting units exceed their carrying values by a reasonably substantial margin as of October 31, 2010 with Franchise Operations at 26% and Company-owned Office Operations at 60%. Accordingly, the Company concluded that neither of the reporting units were at risk of failing the step one analysis and, therefore determined that the step two analyses, which involves quantifying the goodwill impairment charge, was not necessary.

Significant management judgment is required in assessing whether goodwill is impaired. The carrying value of the Company’s reporting units was determined by specifically identifying and allocating all of its consolidated assets and liabilities to each reporting unit based on various methods the Company deemed reasonable. In conducting step one, fair value of each reporting unit was estimated using an income approach which discounts future net cash flows to their present value at a rate that reflects the current return requirements of the market and risks inherent in the Company’s business. The Company started with its fiscal 2011 internal business plan to determine the cash flow projection for each reporting unit and made certain assumptions about its ability to increase revenue by improving RAL coverage, expanding retail partner relationships and implementing a series of new strategic initiatives, which include improving price effectiveness and tax preparer readiness training. Using the Company’s historical experience as a baseline, it assumed that these assumptions would produce a moderate growth in revenue. Additional factors affecting these future cash flows included, but were not limited to, franchise agreement renewal and attrition rates, tax return sales volumes and prices, cost structure, and working capital changes. Our estimate of future cash flows did not assume a recovery of the economy.

Estimates were also used for the Company’s weighted average cost of capital in discounting the Company’s projected future cash flows and the Company’s long-term growth rate for purposes of determining a terminal value at the end of the forecast period. The Company evaluated its discount rate and its debt to equity ratio in a manner consistent with market participant assumptions. The Company’s cost of debt was determined as the current average borrowing cost that a market participant would expect to pay to obtain debt financing assuming the targeted capital structure. The cost of equity, or required return on equity, was estimated using the capital asset pricing model, which uses a risk-free rate of return and appropriate market risk premium that the Company considered representative of comparable company equity investments. The terminal value growth rate was assumed based on the long-term growth prospects of the Company.

The Company does not expect that its historical operating results will be indicative of future operating results. Therefore, given the inherent uncertainty regarding the regulatory oversight of RAL product providers and whether such providers will be permitted to continue to offer such product in the future, the Company’s goodwill impairment testing was based on an estimate of future cash flows that included downside scenarios in which (i) RALs would not be available to the Company in all future periods and (ii) the Company would not be successful in renewing its exclusive contract with Wal-Mart, which represents the Company’s largest retail distribution channel from which it generates tax returns. The Company used a probability weighting of these scenarios in its impairment testing to account for this uncertainty. While the combination of these outcomes had the effect of significantly reducing projected future revenues and net cash flows relative to historic levels, the Company concluded that the fair value of the reporting units exceeded their carrying amount, thereby indicating that goodwill was not impaired. The Company views the uncertainty associated with these two outcomes to be the key assumptions that could have a negative effect on its future cash flow projections. To the extent that the Company is unable to secure RAL coverage going forward and its Wal-Mart contract is not renewed for additional periods beyond the May 2011expiration, the Company expects that it would be required to record a goodwill impairment charge.

The Company considered historical experience and all available information at the time the fair value of its reporting units was estimated. However, fair values that could be realized in an actual transaction may differ from those used by the Company to evaluate the impairment of its goodwill. The fair value of the reporting units was determined using unobservable inputs (i.e., Level 3 inputs) as defined by the accounting guidance for fair value measurements. In performing its goodwill impairment test, the Company critically assessed the assumptions used in its analysis to stress test the impact of changes to major assumptions as well as the estimate of future cash flows using different probability assessments of the downside scenarios. In particular, sensitivity tests were conducted using higher discount rates to account for any uncertainty associated with the Company’s projections and to reasonably reconcile to the Company’s market capitalization. After completing this assessment, the Company concluded that the assumptions used in its impairment analysis were reasonable and that no impairment was warranted. As an overall test of reasonableness of the estimated fair values of the reporting units, the Company compared the fair value of its reporting units with the overall market capitalization based on the Company’s stock price as of October 31, 2010. This reconciliation confirmed that the fair values were reasonably representative of the market views.

These underlying assumptions and estimates are made as of a point in time. Subsequent changes in management’s estimates of future cash flows could result in a future impairment charge to goodwill. The Company continues to remain alert for any indicators that the fair value of a reporting unit could be below book value and will assess goodwill for impairment as appropriate.

3.	We also note that you took a significant goodwill impairment charge in the third quarter of fiscal 2010. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response:

We acknowledge this comment and refer the Staff to our response to question number two in which we have expanded such disclosure in our Quarterly Report on Form 10-Q for the period ended October 31, 2010.

With respect to the Staff’s recommendation as it pertains to the effect on our liquidity as a result of taking an impairment charge, we borrow against our amended credit facility to fund operations particularly during the months outside of tax season. As our goodwill impairment is a non-cash charge, it does not affect our cash requirements. Additionally, there are no provisions in our amended credit facility where an event of default or breach of financial covenant would occur as a result of taking a goodwill impairment charge.

4.	We note that your Jackson Hewitt trademark and certain unamortized reacquired franchise rights accounted for 26% of the total assets as of July 31, 2010. We note that revenues, operating income, and segment income have declined in recent quarters due to the negative impact of the current economic environment and loss of RAL facilities. In light of the significance of your trademark and unamortized reacquired franchise rights balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumption with regard to the recoverability of your Jackson Hewitt trademark and unamortized reacquired franchise rights. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

•	The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date, and

•

A description of the key assumptions that drive fair value in your discounted cash flow methodology. Addressing ASC Topic 808-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.

Response:

We acknowledge this comment and refer the Staff to our response to question number two which should be read in conjunction with our response as it relates to our indefinite –lived intangible assets disclosure noted below. This expanded disclosure also appears in our Quarterly Report on Form 10-Q for the period ended October 31, 2010.

Other Intangible Assets Impairment Testing

Other indefinite-lived intangibles, which consist of our trademark and reacquired rights under franchise agreements from acquisitions, are recorded at their fair value as determined through purchase accounting. The Company reviews these intangibles for impairment annually in its fourth fiscal quarter. Additionally, the Company reviews the recoverability of such assets whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. If the fair value of the Company’s trademark and reacquired franchise rights is less than the carrying amount, an impairment loss would be recognized in an amount equal to the difference. The Company also evaluated its other indefinite-lived intangible assets for impairment in conjunction with its goodwill testing as of October 31, 2010 and concluded that the fair value of its trademark and reacquired franchise rights exceeded their carrying value by a sufficient margin at 30%, thereby indicating no impairment.

Recognition of the Jackson Hewitt trademark by existing and potential customers in the tax preparation market is a valuable asset that offers profitability, versatility, and identification with positive attributes that drives business in each of the Company’s reporting units. In addition, reacquired franchise rights arose from the exclusive right to operate tax return preparation businesses under the Jackson Hewitt brand that the Company had granted to former franchisees. The trademark and reacquired franchise rights, acquired prior to the Company’s adoption of ASC Topic 805, have been determined to be indefinite-lived intangibles. Based on the indefinite life and income generating characteristics of the trademark and reacquired franchise rights, a relief from royalty (“RFR”) method, which is an income based approach, was used by the Company to estimate fair value for impairment testing purposes. The RFR method estimates the portion of a company’s earnings attributable to an intellectual property (“IP”) asset based on the royalty rate the company would have paid for the use of the asset if it did not own it. The value of the IP asset is equal to the value of the royalty payments from which the company is relieved by virtue of its ownership of the asset. The RFR method projects the present value of the after-tax cost savings to the company to value the IP asset. The Company’s relief from royalty method calculation was driven by the following key assumptions: cash flow projections, a market royalty rate, and a discount rate and terminal growth rate:

•

An estimated royalty rate for use of the Jackson Hewitt trade name was applied against the same revenue projection derived from the probability weighted scenarios used by the Company in the goodwill impairment testing noted above. The determination of a market royalty rate was based on a review of third-party license agreements and the expected profitability of the reporting units.

•

This royalty stream was tax-effected and discounted to present value using an appropriate discount rate. The discount rate was developed by calculating a weighted average cost of capital consistent with the Company’s goodwill impairment analysis as noted above.

•	The terminal value growth rate was assumed based on the long-term growth prospects of the Company consistent with its goodwill impairment analysis as noted above.

The Company will continue to monitor changes in its business, as well as overall market conditions and economic factors that could require additional impairment tests. A significant downward revision in the present value of estimated future cash flows for our trademark and reacquired franchise rights could result in an impairment. Such a non-cash charge would be limited to the difference between the carrying amount of the intangible asset and its fair value and would be recognized as a component of operating income in the reporting period identified.

Financial Statements, page 56

13. Debt, page 76

5.	Refer to the third and fourth paragraphs of page 77 of your Form 10-K/A and Note 14 of your July 31, 2010 Form 10-Q which indicate that you must meet certain restrictive milestones under your amended April 30, 2010 credit agreement, which is itself subject to early termination by your lender. Describe for us the terms of these restrictive covenants required by your April 2010 Amendment to your Credit agreement and explain to us how you applied the guidance of ASC 470-10-45 and 470-1-45-2 at April 30, 2010 and July 31, 2010 balance sheet dates.

Response:

Our April 2010 Amended and Restated Credit Facility includes a number of subjective covenants and events of default which, if breached, would allow the lenders to, among other things, terminate their commitment to lend any additional amounts to us and declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable. These covenants are disclosed in additional detail in our Form 10-K/A for the fiscal year ended April 30, 2010 on page 64 in Note 1 under the Liquidity section.

The credit facility includes a subjective acceleration clause, a limitation as to maximum cash balances and a monthly covenant with respect to maximum net expenditures as it relates to an availability to borrow on the revolving credit line that we disclose in our Form 10-K/A in Note 13 on page 77 in the first paragraph. Beginning on July 31, 2010, our revolving credit commitment restricts borrowings if our cash balance exceeds $5 million to the extent that any such excess amounts must be used to reduce outstanding revolving credit facility loans.

With regard to the application of guidance in ASC 470-10-45 and 470-1-45-2, we assess the likelihood quarterly that the subjective acceleration will be exercised. Based on the facts and circumstances that existed at April 30, 2010 and July 31, 2010 balance sheet dates, we determined that exercise of the acceleration clause was not probable of occurring. Therefore, other than the $30 million mandatory payment that is due on April 30, 2011, we classified the remaining amount outstanding under the Credit Facility as a long term liability since payment is due at maturity of the loan, which was beyond 12 months from those balance sheet dates.

6.	With a view towards providing investors updated information in your next filing, please explain to us your success in meeting the 2010 milestones disclosed in the penultimate paragraph on page 77.

Response:

The amended Credit Facility includes certain events of default related to the continuation and funding of 100% of our RAL program for the 2011 tax season that require us to meet certain milestones for the remainder of 2010.

With regard to our existing Form 10-Q for the quarterly period ended July 31, 2010, we disclosed in Note 14 – Credit Facility that our Business Plans, as defined in the Credit Agreement, have been determined to be acceptable by the administrative agent and lenders in accordance with the terms of the Credit Agreement.

On November 19, 2010, we and the lenders entered into a letter agreement modifying the RAL requirements, which was disclosed in a Form 8-K that we filed on the same date, whereby (i) the date by which we are required to deliver definitive documentation with respect to our RAL program for the 2011 tax season is amended from December 10, 2010 to December 17, 2010; and (ii) the default or event of default resulting from our failure to have complied with obtaining a commitment letter from the RAL funding sources by November 19, 2010 was waived.

We explained in that Form 8-K that we believe that it is unlikely that we will meet the RAL requirements on or prior to December 17, 2010 and we are in discussions with the administrative agent for the lenders with respect to an amendment of these provisions of the Credit Agreement. However, while we believe we should be successful in our efforts to amend the Credit Agreement or obtain another waiver or forbearance arrangement from the lenders, there can be no assurance that we will be. Failure to meet the RAL requirements would be a default under the Credit Agreement and could result in the lenders declaring an event of default under the Credit Agreement. Such an event of default would allow the lenders to, among other things, terminate their commitments to lend any additional amounts to us and declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable.

We acknowledge the Staff’s comment and have included this disclosure in our Quarterly Report on Form 10-Q for the period ended October 31, 2010.

7.	Please update us with respect to your compliance with the financial and restrictive debt covenants.

Response:

On April 30, 2010, we entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) with our lenders, that outlined certain financial covenants, most notably in respect of the maximum net expenditures (non-debt cash expenditures, net of revenue received) to be measured monthly prior to tax season and minimum consolidated earnings before interest, taxes, and depreciation and amortization (EBITDA) to be measured at the end of our fiscal year as of April 30, 2011. We also have certain restrictive covenants, including a monthly block on borrowing from the revolving line of credit under the loan agreement. In addition to the above tests, we were required to provide to our lenders a business plan and certain downside alternative views for their approval, which were subsequently approved by our lenders this summer. Further, we were required to provide proposal letters, commitment letters and eventually binding documentation, according to a defined timeline, that supported 100% coverage of our system with RAL product. As we filed on November 19, 2010 by Form 8-K, we believe it is unlikely that we will meet the requirement for 100% coverage of our system with RAL product and, while we have received a waiver of these conditions until December 17, 2010, we are seeking to either amend the agreement or obtain another waiver or forbearance arrangement with lenders on this requirement prior to the expiration of the current waiver. While we believe we will be successful in this effort, there can be no assurance that we will be successful. We are in compliance with all financial covenants, and all other requirements of the Credit Agreement, other than as noted above for the RAL program conditions, as of October 31, 2010.

8.	We note the amounts outstanding under the April 2010 Amended and Restated Credit Agreement are required to be repaid on the April 30, 2011 and October 6, 2011. Tell us if you intend to present these liabilities as current liabilities in your October 31, 2010 balance sheet. If not, explain to us why it is not necessary to do so.

Response:

As of our October 31, 2010 balance sheet date, the entire balance of outstanding borrowings under our credit facility has been presented as a current liability.

9.	Please provide in your next Form 10-Q, a comprehensive discussion in MD&A of your obligations to repay your debt and your detailed plans for obtaining the funding necessary for such repayments.

Response:

We acknowledge this comment and refer the Staff to our disclosure below which appears in the Liquidity and Capital Resources section under Credit Facility of MD&A in our Quarterly Report on Form 10-Q for the period ended October 31, 2010.

We have reflected all amounts outstanding under the Credit Agreement as a current liability as the entire balance is payable within 12 months of the current balance sheet date. We do not expect to have sufficient funding to meet our payment obligation at the maturity of the Credit Agreement in October 2011 and we are currently seeking other debt and equity financing alternatives. There can be no assurance that we will be successful in securing other such financing alternatives. In this event, we may be required to consider restructuring alternatives including, but not limited to, seeking protection from creditors under bankruptcy laws.

Form 10-Q for quarter ended July 31, 2010

Item 4. Controls and Procedures, page 36

10.	We note that you disclose that there were no changes that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. In light of your material weakness in your internal control over financial reporting as of April 30, 2010, you should discuss your remediation efforts to date and whether the material weakness has been ameliorated.

Response:

We have made substantial progress towards effectively remediating this matter through the quarterly period ended October 31, 2010. In order to mitigate a recurrence of a material weakness as it relates to the preparation of the Consolidated Statement of Cash Flows, we have (i) supplemented our roll forward analysis with the addition of more detailed transaction activity on certain key general ledger accounts, where appropriate, with a particular attention to new and unique business transactions, and (ii) redesigned the review process. We are also in the process of hiring a staffing resource to the functional area responsible for this work activity and we are using a temporary staffing resource during the interim period. We acknowledge the Staff’s comment and have included this disclosure in connection with the status of our remediation efforts in Item 4 of our Quarterly Report on Form 10-Q for the period ended October 31, 2010.

Definitive Proxy Statement filed on August 18, 2010

Executive Compensation, page 17

11.	From the third full paragraph on page 19, we note you granted performance-based equity awards consisting of stock options and restricted stock. Please disclose how you determined the amount of the award for each grant. In this regard, we note from the second full paragraph on page 19 that you make grants based on market data and the position of the officer. Please provide more details on how these (and any other) criteria informed your decision to determine the amount of each award. Further, please disclose the pre-established performance targets or financial metrics that apply to the grants.

Response:

The Compensation Committee determined the number of Performance-Based Vesting Awards consisting of restricted stock and stock options to be granted to Mr. Buckley, Mr. O’Brien and Mr. Barnett by first establishing the total dollar value of the long-term equity incentive awards to be issued to each executive. Once these values were set, the resulting amount was divided into two equal pools for each executive, one representing the total dollar value of the restricted stock awards to be granted to the executive, and the other representing the total dollar value of the stock option grant. The specific number of shares of restricted stock awarded to each executive was calculated by dividing the total dollar value of each executive’s restricted stock grant by $5.95, the NYSE closing price of the Company’s common stock on the day of the grant, July 17, 2009. Similarly, the specific number of stock options granted to each executive was calculated by dividing the total dollar value of such grant by $3.87, the Black-Scholes value as of the day of the grant.

The total dollar value of each executive’s long-term equity incentive award was established by the Compensation Committee based on market compensation data provided by the Company’s compensation consultant at that time, Johnson & Associates, Inc. The market compensation data highlighted the long term equity compensation practices of a broad section of companies at various percentiles (25th percentile, median, 75th percentile, and high-end). The Compensation Committee considered this data along with each executive’s individual performance and the Company’s competitive needs in determining the appropriate dollar value of each respective long-term equity award.

Potential payments Upon Termination or Change of Control, page 32

12.	We note you have disclosed in narrative form the payments and benefits that your NEOs will receive under various termination scenarios. Please consider presenting and summarizing this narrative information in a tabular format where you disclose the payments and benefits under different scenarios.

Response:

We acknowledge the Staff’s comment and will consider disclosing the narrative information noted above in tabular format in future filings beginning with our 2011 Proxy Statement.

***

In connection with responding to the Staff’s comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (973) 630-0865.

Very truly yours,

/s/ DANIEL P. O’BRIEN
Daniel P. O’Brien
Executive Vice President and Chief Financial Officer